

Life on Earth®

Corporate Presentation

OTC: LFER

October 2019



Disclaimer

IMPORTANT: YOU MUST READ THE FOLLOWING BEFORE CONTINUING

The information contained in this presentation has been prepared by Life On Earth Inc. ("Life On Earth" or "the Company") and contains information pertaining to the business, operations, assets and prospects of the Company. The information contained in this presentation (a) is provided as at the date hereof and is subject to change without notice, (b) does not purport to contain all the information that may be necessary or desirable to fully and accurately evaluate an investment in the Company, and (c) is not to be considered as a recommendation by the Company that any person make an investment in Life On Earth. Other than as may be required by applicable laws, the Company is under no obligation to update any information included in this presentation. An investment in the securities of the Company is speculative and involves a number of risks.

Other than as may be authorized by the Company upon request, this presentation may not be reproduced, in whole or in part, in any form or forwarded or further distributed to any other person. Any forwarding, distribution or reproduction of this presentation in whole or in part is unauthorized. The Company takes no responsibility for, and provides no assurance as to the reliability of, any information that others may give readers of this presentation.

FORWARD-LOOKING INFORMATION AND RISK ACKNOWLEDGEMENTS

This document contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking information") with respect to the Company, including, but not limited to: information concerning the completion and timing of the completion of contemplated acquisitions, expectations regarding whether the contemplated acquisitions will be consummated, including whether conditions to the consummation of the proposed acquisitions will be satisfied and whether the proposed acquisitions will be completed on the current terms, the timing for completing the proposed acquisitions, expectations for the effects of the proposed acquisitions, including the potential number and location of factories and stores or licenses therefor to be acquired and markets to be entered into by the Company as a result of completing such proposed acquisitions, expectations regarding the markets to be entered into by the Company as a result of completing such proposed acquisitions, the ability of the Company to successfully achieve its business objectives as a result of completing the contemplated acquisitions, targeted performance metrics set forth on the "Target Store Economics" slide and the revenue targets set forth on the "Investor Highlights" slide, estimates of future cultivation, manufacturing and extraction capacity, estimates of future revenue (and the method by which such future revenue is generated), store related forecasts, including as to number of planned stores to be opened in the future, information as to the development and distribution of the Company's brands and products, information as to the development and implementation of the Company's customer rewards program, and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, financial position, operational or financial performance or achievements. Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, financial position, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, financial position, performance or achievements expressed or implied by such forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", will", "projects", or "believes" or variations (including negative variations) of such words and phrases, or statements that certain actions, events, results or conditions "may", "could", "would", "might" or "will" be taken, occur or be achieved. Except for statements of historical fact, information contained herein constitutes forward-looking information.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; stability in financial and capital goods markets; favourable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; and the availability of third party service providers and other inputs for the Company's operations. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, financial position, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, financial position, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the ability to consummate the proposed acquisitions; the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions to the consummation of the proposed acquisitions on the proposed terms and schedule; the potential impact of the announcement or consummation of the proposed acquisitions on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the diversion of management time on the proposed acquisitions; risks relating to cannabis being illegal under US federal law and risks of federal enforcement actions related to cannabis; negative changes in the political environment or in the regulation of cannabis and the Company's business; risks relating to lack of banking providers and characterization of the Company's revenue as proceeds of crime as a result of anti-money laundering laws and regulation; the costs of compliance with and the risk of liability being imposed under the laws the Company operates under including environmental regulations; negative shifts in public opinion and perception of the cannabis industry and cannabis consumption; risks that service providers may suspend or withdraw services; the limited operating history of the Company; reliance on the expertise and judgement of senior management of the Company; increasing competition in the industry; risks related to financing activities, including leverage; risks related to the management of growth; increased costs related to the Company becoming a publicly traded company; risks inherent in an agricultural business; adverse agricultural conditions impacting cannabis yields; risks relating to rising energy costs; risks of product liability and other safety related liability as a result of usage of the Company's cannabis products; negative future research regarding safety and efficacy of cannabis and cannabis derived products; risk of shortages of or price increases in key inputs, suppliers and skilled labor; a lack of reliable data on the medical and adult-use cannabis industry; loss of intellectual property rights or protections; cybersecurity risks; constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risk of litigation; conflicts of interest; compliance with extensive government regulation; changes in general economic, business and political conditions, including changes in the financial markets; as well as those risk factors discussed in the Company's Listing Statement and discussed in the Company's other public filings available. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is provided and made as of the date of this presentation and Life On Earth does not undertake any obligation to revise or update any forward-looking information other than as required by applicable law.

Disclaimer



MARKET DATA AND INDUSTRY FORECASTS

Market data and industry forecasts used in this presentation were obtained from government or other industry publications, various publicly available sources or based on estimates derived from such publications and reports and management's knowledge of, and experience in, the markets in which the Company operates. Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes that these sources are generally reliable, the accuracy and completeness of such information is not guaranteed and have not been independently verified by the Company and as such the Company does not make any representation as to the accuracy of such information. Further, market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. See also " Forward-Looking Information and Risk Acknowledgments".

CURRENCY

All references to $ or "dollar" in this presentation are references to USD, unless otherwise indicated.

CANNABIS-RELATED ACTIVITIES ARE ILLEGAL UNDER U.S. FEDERAL LAWS

The U.S. Federal Controlled Substances Act classifies "marijuana" as a Schedule I drug. Accordingly, cannabis-related activities, including without limitation, the cultivation, manufacture, importation, possession, use or distribution of cannabis and cannabis products are illegal under U.S. federal law. Strict compliance with state and local laws with respect to cannabis will neither absolve the Company of liability under U.S. federal law, nor will it provide a defense to any federal prosecution which may be brought against the Company with respect to adult-use or recreational cannabis. Any such proceedings brought against the Company may adversely affect the Company's operations and financial performance.

Company Focus





Focused on Branded Retail and Digital Platforms
Building a national retailer and digital platforms for the modern cannabis consumer



Meaningful Share in Core Markets
Beginning in California, and expanding to key markets



Playbook for Growth
Compelling roadmap to deliver profitable and long-term growth



Accelerating Revenue Profile
Strong financial goals supported by prudent capital allocation



Life On Earth Strategy



Objective 1

Build Life On Earth Brands Through Retail Stores And Digital Strategy

- Capitalize on first mover advantages by opening stores in top markets
- Build brand awareness and customer acquisition through marketing



Objective 2

Expand Retail Footprint and Create Omni-Channel Experience

- Deepen market share in core consumer markets across the U.S.
- Leverage data and insights to launch delivery, loyalty and targeted CPG brands
- Drive Potential Profitability Through Investments in Supply Chain



Life On Earth Strategy



Objective 3

Drive Potential Profitability Through Investments in Supply Chain

- Partner and Scale in manufacturing to increase share of higher-margin private label brands
- Leverage scale to maximize operating leverage and control supply chain



The Value of Cannabis Retail



- **Cannabis Regulations Favor Retailers**

- **Retailers Control the Supply Chain**

- **Retail Experience and Consumer Touchpoint**

- **Real-Time Data and Insights**



Cannabis Regulations Favor Retailers

Regulations in core markets provide significant
first mover advantages for cannabis retailers

Layers of Defensibility

Real Estate
Strategy

Zoning
Restrictions

Limited
Licensing

As regulations potentially ease, Life On Earth
will have head start to build consumer loyalty

First-mover advantage to secure limited prime
real estate

Strict zoning restrictions for cannabis retailers
limits viable storefront locations

Regulated oligopolies with limited retail licenses
in target markets

Los Angeles Case Study

Population: Annual Tourists:
10 Million   40 Million



The U.S. is the Largest Cannabis Market in the World

$80 Billion U.S. Market [1]

$10 Billion Canadian Market [2]

Key:

- Recreational & Medical Use Legalized
- Medical / CBD Use Legalized

Note: Regulatory map based on National Conference of State Legislatures
(1)Cowen Group estimate for 2030 (January 2019)
(2)Eight Capital estimate for 2024 (May 2018)

86% of Potential U.S. Cannabis Market is Un-penetrated











Beer	Wine & Spirits	Coffee	Cannabis
$100B+	**$100B+**	**$50B+**	**$80B+**
25% Penetration	20% Penetration	50% Penetration	14% Penetration

Source: Market size based on Brewers Association (beer), Park Street (wine and spirits), Ackrell Capital (coffee), Cowen Group (cannabis). Penetration rates based on Nielsen Panel Data (beer), Park Street (wine and spirits), Ackrell Capital (coffee) and Cowen Group (cannabis). Penetration defined as percentage of adults consuming respective product in the past year

Target Four-Wall Economics





Est.$80
Average Spend
Per Customer



<2 Year
Estimated Store
Level
Payback 1



$10-15M
Annual
Revenue 2



Est.60%
Gross
Margin



Est.30%
EBITDA
Margin



Est.50%
of Products Life On
Earth owned brands

(1)Store-level payback defined as time required to pay back initial store buildout costs through store-level cash flows
(2)Represents steady-state revenue estimates for a store located within a recreational market.(MjBizDaily)

Driving Potential Profitability Through Investments in Supply Chain





Third-Party Brands

Est.55%
Gross Margin



Owned-Brands

Est.80%
Target Gross Margin

Share of Owned Brands vs. Third-Party Brands

 Third-Party

 Owned Brands



< 6% Owned Brands



50% Owned Brands

Scaling cultivation and manufacturing















Targeting Partnerships with Best-in-Class Local Manufacturers and Growers

hmbldt
arouse
hmbldt
passion

INDICA
NIGHTTIME • 400 MG
SATIVA
DAYTIME • 400 MG
HIGHLIGHTER
BY BLOOM FARMS

WOODBLOCK CHOCOLATE
SERRA

SATIVA BLEND
BEBOE
FINEST CANNABIS
THC/CBD
CANNABIS BEBOE PASTILLES
25 PIECES

PREMIUM VAPORIZER
STIIIZY
STARTER KIT
ADVANCED DELIVERY SYSTEM
LOS ANGELES, CA

Partnerships Create Significant Economic Value:

- ✓ Strategic investments
- ✓ Exclusive products
- ✓ Co-manufacturing rights
- ✓ Wholesale discounts
- ✓ Equity for shelf-space
- ✓ Subsidized promotions



LIFE ON EARTH®

Corporate Presentation

OTC: LFER

THANK YOU

October 2019